02046675

RE
9/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER, 20 02

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 18 SEPTEMBER 2002 By Luke Thomas
(Signature) *

UbiNetics™

SPIRENT
Inspired innovation

811 – 18 September 2002

SPIRENT PLC AND UBINETICS ENTER INTO STRATEGIC PARTNERSHIP

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, and UbiNetics, a leading developer of licensable core technologies and test equipment for third generation wireless (3G) voice and data applications, announce that they have entered into a strategic partnership to expand their test solutions for the 3G market.

Under the terms of the agreement Spirent has acquired UbiNetics' CS100 product line and rights to associated intellectual property for £6.5 million in cash. In addition, under the agreement Spirent and UbiNetics will partner for the further development of the CS100 product line and future test platforms. The CS100 3G base station emulator product is used by leading mobile phone manufacturers and chip set developers for the test and verification of wideband CDMA (WCDMA) user equipment and provides a flexible multi-cell simulation of the physical layer of a WCDMA network.

The partnership brings significant strategic benefits to both parties. Spirent's Communications group has already developed a strong global presence with its test solutions for 3G wireless networks based on CDMA technology and this relationship will extend Spirent's expertise into WCDMA air interface testing. UbiNetics is a market leader in the development of WCDMA Test Mobiles and will benefit from the application of Spirent's data generation and analysis capabilities and its expertise in the integration of complex wireless test solutions. As a result of the partnership, both parties will be able to develop complementary advanced solutions for testing and managing complex WCDMA infrastructure and user equipment. Current partners and customers will benefit from increased development efforts, better global reach and greater breadth of expertise.

Commenting on the partnership Geoff Zeidler, President of Spirent Communications – Europe and Wireless, said:

"Wideband CDMA technology will enable the deployment of new wireless services in the majority of the world's markets. I am delighted that this partnership with UbiNetics will enable Spirent to extend its reputation for delivering market leading solutions to meet the demanding development requirements of its wireless customers."

Bjorn Krylander, Chief Executive of UbiNetics, commented:

"UbiNetics has, by leading the development of WCDMA technology, been able to supply efficient test solutions to infrastructure suppliers and network operators. By partnering with Spirent we will be able to create a broader range of more capable systems for network testing."

- ends -

Enquiries

Spirent plc

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director Geoff Zeidler, President, Spirent Communications – Europe and Wireless		+44 (0)1293 767676
Investor Relations Catherine Nash		+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

UbiNetics

Bjorn Krylander, Chief Executive Stirling Essex, Senior Vice President Test and Measurement Products Judith Bliss, Media Relations		+44 (0)1763 262222
Media		
Kate Axelby	Lewis PR (London)	+44 (0) 20 7802 2626

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the development and deployment of network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the aerospace, power controls and environmental markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

About UbiNetics

UbiNetics is a next generation wireless communications technology company. It designs and develops innovative 3G, 2.5G and 2G products and solutions for wireless data and voice applications and is a leader in 3G test and measurement equipment.

The company's 3G Test Mobile has become the industry de-facto standard for WCDMA infrastructure testing. This, together with the portable TM200 Test Mobile and other test solutions, positions UbiNetics at the centre of 3G interoperability testing. UbiNetics also provides the industry's most robust protocol software and physical layer IP portfolio for 3G chipset and handset developers and manufacturers. The company has developed a unique range of creative products for UMTS and GPRS/GSM applications including customised embedded modules and development tools.

The company was formed in January 1999 from PA Consulting Group's Wireless Telecommunications Practice. Since 1999, UbiNetics has grown to over 400 employees with activities in the UK (Cambridge and Swindon), the US, Japan, India, Hong Kong and Taiwan.

Further information about UbiNetics can be found at www.UbiNetics.com

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialise new products and services and realise product synergies; our ability to focus on growth areas in the relevant markets; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; risks of downturns and continued downturns in the markets in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.